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                                                                EXHIBIT (A)(15)

NEWS RELEASE

Contact:
Trikon Technologies, Inc.
Christopher Dobson
Ph: 44 (0) 1633 414030 (U.K.)
Ph: (415) 442-1606 (U.S.)
Fx: 44 (0) 1633 414125 (U.K.)
http://www.trikon.com

                              TRIKON TECHNOLOGIES
                           COMPLETES EXCHANGE OFFER

  Newport, Wales, United Kingdom--May 14, 1998--Trikon Technologies, Inc. (NASDAQ: TRKN) announced today that it has completed its exchange offer commenced on April 14, 1998 and that it has accepted for exchange or conversion all validly tendered 7-1/8% Convertible Subordinated Notes due October 15, 2001 (the "Notes"), shares of its Series G Preferred Stock (the "Series G Preferred Stock") and warrants to purchase its Common Stock issued in connection with the issuance of its Series G Preferred Stock (the "Warrants").

  $82,103,000 principal amount of Notes (approximately 95% of the aggregate principal amount outstanding), 2,873,143 shares of Series G Preferred Stock (approximately 97% of the total shares outstanding) and 866,388 Warrants (approximately 97% of the Warrants outstanding) had been validly tendered for exchange. The exchange offer expired at 5:00 p.m., New York City time, on Thursday, May 14, 1998.

  Trikon provides a broad line of advanced manufacturing systems used for three of the major processing steps in the manufacture of a semiconductor device: physical vapor deposition (PVD), chemical vapor deposition (CVD) and etch. Trikon's corporate headquarters and main manufacturing site are located in Newport, South Wales, United Kingdom. Trikon operates worldwide.

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